Exhibit 99.11

PRESS RELEASE

France: TotalEnergies Selected by the State as Operator of the
Country’s Largest Renewable Energy Project

•	TotalEnergies, in partnership with RWE, has been awarded the “Centre Manche 2” offshore wind tender as operator.

•	The project will represent an overall investment of approximately €4.5 billion, the largest made by TotalEnergies in the country in the past 30 years.

•	TotalEnergies made commitments on job creation in France, especially in Normandy, and chose to implement a European preference policy for major equipment, notably wind turbines and electricity cables.

•	The 1.5 GW wind farm will supply green electricity to over 1 million households at a competitive price.

Paris, September 24, 2025 – The consortium formed by TotalEnergies and RWE has been selected by the Ministry in charge of Industry and Energy as the winner of the Centre Manche 2 (AO8) offshore wind tender. The consortium will be responsible for designing, developing, building, and operating a 1.5 gigawatt (GW) offshore wind farm off the coast of Normandy.

The Largest Renewable Project Ever Developed in France

Located more than 40 km off the coast of Normandy, this will be the largest renewable energy project ever developed in France. Once built, it will generate approximately 6 TWh per year and supply green electricity to the equivalent of over 1 million French households. The electricity will be sold at a competitive price of €66/MWh, as set by the tender.

TotalEnergies will be the operator of the project, relying on its expertise in offshore wind and the management of large-scale marine energy projects. The Company will continue the necessary studies to reach a final investment decision by early 2029. Electricity production is expected to begin in 2033, in line with RTE’s grid connection schedule.

“We are very proud to have won this tender for the construction of the largest renewable energy park in France to date. It embodies Total’s transformation into TotalEnergies in France. This project will be the largest investment made by TotalEnergies in France in decades and reflects our Company’s deep commitment to our country. As a long-standing player in Normandy, we are determined to mobilize our expertise to ensure this project is an industrial success while securing its acceptance by the region. We will work to support the local industrial ecosystem, which has already developed skills through the first offshore wind projects currently being installed. Finally, this project strengthens our development in green electricity production to offer competitive prices to our French customers”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

As part of a strategic review of its investments, RWE has expressed the wish to exit the consortium, subject to French authorities’ approval. In any case, TotalEnergies will pursue the project, assuming all the commitments of the consortium, and will propose to bring a new partner into the project.

A €4.5 billion investment that will benefit the Normandy region and the European industry

The project is expected to represent a €4.5 billion investment and generate significant economic benefits for the Normandy region. Up to 2,500 people will be employed during the three years of construction, and TotalEnergies has committed to offering 500,000 hours of work to apprentices and individuals in professional reintegration. TotalEnergies also plans to engage the local economic ecosystem, which has already developed expertise in offshore wind.

The project will also benefit the European industry, as TotalEnergies intends to source primarily from European suppliers, particularly for wind turbines and electrical cables.

TotalEnergies will ensure the proper integration of the project into the region

In the coming months, a dedicated TotalEnergies team, based in Normandy, will continue the consultation work with local and regional stakeholders that began during the tender phase. It will ensure the proper integration of the project into the Normandy region, especially its coexistence with commercial fishing.

TotalEnergies will also implement crowdfunding financing that will allow local residents and authorities in the Normandy region to invest in the project and directly contribute to the energy transition of their territory. Additionally, TotalEnergies will fund a €10 million territorial fund to support initiatives in training, education, and culture in Normandy.

On environmental matters, TotalEnergies will allocate €45 million to measures aimed at avoiding, reducing, and offsetting the project’s impacts; as well as €15 million to a biodiversity promotion fund in Normandy.

Finally, TotalEnergies has committed to making this project exemplary in terms of recycling offshore wind farm components, with recycling, reuse, or repurposing rates of blades, towers, and nacelles equal to or greater than 95%, and 100% of generator magnets being recycled or reused.

TotalEnergies in France: a historic territorial presence

A leading economic player rooted in France for over a century, TotalEnergies continues to invest in the country to contribute to energy security and the supply of fuels, gas, and electricity across the territory.

Since 2020, while transforming its energy offer, TotalEnergies has invested more than €8 billion in France, nearly half of which has supported the energy transition of its assets and for its customers. With a renewable portfolio of 660 wind, solar, hydro, and battery storage plants, TotalEnergies meets the electricity needs of the equivalent of 1.8 million people in France, ranking among the top three renewable electricity providers in the country with over 2 GW of installed capacity. TotalEnergies supplies electricity and gas to 4.2 million residential and business customers.

***

(map on the next page)

TotalEnergies and offshore wind

TotalEnergies’ portfolio in offshore wind has a total capacity of 25 GW, with most farms bottom-fixed. These projects are located in the United Kingdom (Seagreen, Outer Dowsing, West of Orkney, Erebus), South Korea (Bada), Taiwan (Yunlin, Haiding 2), France (Eolmed and Centre Manche 2), the United States (Attentive Energy and Carolina Long Bay), in the Netherlands (OranjeWind), in Germany (Nordsee Energies 1, 2 & 3, Ostsee Energies, WindBostel Ost et West).

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).